FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

 [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F           ☒           Form 40-F           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

PRESS RELEASE

National Bank of Greece announces today, 11/10/05, the signing of the agreement for the sale of its subsidiary Atlantic Bank of New York to New York Community Bancorp, Inc. (NYSE:  NYB) the holding company for New York Community Bank.

The above-mentioned transaction is consistent with NBG’s long-term plan and international strategy, focusing on activity in high growth markets where it maintains a comparative advantage and secures high returns for its shareholders. The economies of South Eastern Europe, where NBG Group already operates successfully, are identified as such.

Atlantic Bank of New York, with 17 branches and Assets of about 3 billion dollars, is ranked among the 20 largest commercial banks in the State of New York. During the past few years, the Bank has maintained profitable results, but with lower RoE benchmarks than NBG Group. ABNY’s performance reflects the mature and competitive market environment it operates in. It is an environment where critical mass is essential for achieving competitive returns.

National Bank of Greece, having evaluated all available alternatives concluded that the best course of action was the realization of a transaction that would enable ABNY to continue its future course within an organization that considers rapid growth in the New York market as a key strategic objective. That was deemed to be in the best interests of the shareholders of NBG, as well as the customers and employees of ABNY.

National Bank of Greece believes that NYB is the most suitable acquirer of Atlantic Bank.  NYB, established in 1859 has $25 billion in assets and operates an impressive network of 141 branches spanning the New York metropolitan region. The common strategic direction and company culture of the two Banks, create all the necessary prerequisites for a successful collaboration and exploitation of the considerable potential of both institutions. One should stress NYB’s stated intention to retain ABNY’s traditional relations with the Greek-American Community and to preserve the historic character of the Bank.  To that end, NBG will look for ways to continue a business relationship with NYB in a manner that is mutually beneficial.  Morgan Stanley and Sandler O’Neill & Partners advised National Bank of Greece in this transaction

The purchase price amounts to 400 million dollars paid in cash.  Since ABNY operates with significantly higher levels of capital than other entities in the NBG Group due to the non repatriation of profits for a number of years, the price paid to fully employed equity represents a multiple of 2,5 times (or a multiple of 1,81 to tangible equity). The proceeds will partially finance NBG’s acquisition plan in the wider area of the South Eastern Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Georgios-Efstratios (Takis) Arapoglou
(Registrant)

Date : 11th October , 2005

Chairman - Chief Executive Officer